UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Caterpillar, Inc.
   100 NE Adams Street
   Peoria, Illinois  61629
2. Date of Event Requiring Statement (Month/Day/Year)
   10/14/98
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   A.S.V., Inc.
   ASVI
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
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
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Option Certificate      |*        |*        |Common Stock           |1,579,000|$18.00    |D            |                           |
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
Explanation of Responses:
*On October 14, 1998, Caterpillar Inc. and A.S.V., Inc. entered into the Securities Purchase Agreement (the
"Securities Purchase Agreement"), the Warrant Certificate (the "Warrant Certificate"), and the Option Certificate (the
"Option Certificate"). Upon consummation of the Securities Purchase Agreement, Caterpillar Inc. will purchased
1,000,000 shares of common stock of A.S.V., Inc. Additionally, upon issuance of the Warrant Certificate, Caterpillar
Inc. will purchase an additional 10,267,127 shares which is exercisable in whole or in part at any time and from time to time from the date of closing of the Securities Purchase Agreement (the "Closing Date") until the tenth anniversary of the Closing Date (subject to certain rights of A.S.V., Inc. to accelerate such date). Pursuant to the
Option Certificate, Caterpillar Inc. is currently entitled to purchase up to 1,579,000 shares of A.S.V., Inc. common stock (which number is subject to adjustment under certain circumstances) which is exercisable from October 14,
1998 until the Closing Date. These agreements are included in a Schedule 13D filed by Caterpillar Inc. with respect to A.S.V., Inc.
SIGNATURE OF REPORTING PERSON
By:  R.Rennie Atterbury III
DATE
10/26/98